PRESS RELEASE

Wix.com Announces Extraordinary

General Meeting of Shareholders

 for Ratification of Appointment of External Directors

and Authorization of the CEO to serve as Chairman of the Board

SAN FRANCISCO, CALIFORNIA, December 30, 2013—(GLOBE NEWSWIRE)—Wix.com Ltd. (NASDAQ: WIX) (the “Company”) today announced that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) at 4:00 p.m. (Israel time) on Thursday, February 6, 2014, at the Company's offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel. The record date for shareholders entitled to vote at the meeting is the close of business on January 2, 2014.

The Meeting is being called for the following purposes:

(1)	To ratify the election of Mr. Ron Gutler and Ms. Betsy Atkins as external directors of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”); and

(2)	As required by Companies Law, to authorize the Chairman of our Board of Directors Mr. Avishai Abrahami to serve as the Chairman of our Board of Directors and our Chief Executive Officer for a term of up to three years following the Meeting.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal. In addition each of the resolutions on the agenda has approval requirements as follows:

(1) The resolution to ratify the election of Mr. Ron Gutler and Ms. Betsy Atkins as external directors (agenda item no. 1) requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal and that are voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous paragraph) voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

(2) The resolution to authorize the CEO to serve as Chairman of the Board and the CEO of the Company (agenda item no. 2) requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes at least two thirds of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal and that are voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least twenty-five percent of the voting rights in the Company constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposal to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on that proposal. The Company  will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s  website at www.wix.com.

About the Company

Wix.com is a leading cloud-based web development platform with over 40 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Dnepropetrovsk and Vilnius.

For more information, visit www.wix.com.

CONTACT: Investor Relations:

Maya Hagoel

Wix.com

ir@wix.com

972.3.545.4948

Jonathan Schaffer

The Blueshirt Group

ir@wix.com

212.871.3953

Media Relations:

Eric Mason

Wix.com

ericmason@wix.com

650.533.0836